April 17, 2007
VIA EDGAR AND FACSIMILE

Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20544-3561
Re Pearson PLC Form 20-F for the Fiscal Year Ended December 31, 2005 File No: 001-16055
Dear Ms. Cvrkel,
The following responds to the additional comment and request for supplemental information set forth in your April 13, 2007 letter to Marjorie Scardino, Chief Executive Officer of Pearson PLC (the “Company”) regarding the above-referenced filing. For ease of review, we have set out below the comment together with the Company’s response.
Note 1 – Accounting policies
e. Intangible assets
Pre-publication costs, page F-11
1.	We note your proposed disclosure to note 36 as it relates to the difference in balance sheet classification for pre-publication intangible assets between IFRS and US GAAP. As previously requested, along with your proposed disclosure, please also quantify the impact of this difference in balance sheet classification between IFRS and US GAAP for each period presented in your balance sheet.
Response:
The Company acknowledges the Staff’s comment and will incorporate quantification of the impact of the balance sheet difference for pre-publication intangible assets between IFRS and US GAAP in its disclosure in Note 36. The Company’s proposed disclosure for inclusion in the 2006 Form 20-F is presented below for the Staff’s information, with the quantification of the difference in balance sheet classification highlighted:
Proposed disclosure in Note 36 — Summary of Principal Differences between International Accounting Standards and United States of America Generally Accepted Accounting Principles
“i) Intangible assets
In accordance with IAS 1 ‘Presentation of Financial Statements’ the Group classifies its pre-publication assets as current intangibles under IFRS, as they are expected to be consumed within their normal identifiable operating cycle. Under IFRS an asset shall be disclosed as current when it is expected to be realized in, or is intended for sale or consumption in, the entity’s normal operating cycle, provided that the operating cycle is clearly identifiable. Where the operating cycle is not clearly identifiable its duration is assumed to be twelve months. Under US GAAP, these assets are classified as long-term assets, as the benefit will accrue to several future annual periods, in accordance with ARB 43 ‘Restatement & Revision of Accounting Research Bulletin (Working Capital)’. As a result of this difference in classification, non-current intangible assets are £402 million higher under US GAAP in 2006 than under IFRS (2005: £426 million higher) and current intangible assets under US GAAP are £nil for all periods presented.

The Company determines a normal operating cycle under IFRS separately for each entity / cash generating unit within the group with distinct economic characteristics. Each of its education businesses has an operating cycle which is clearly identifiable. The duration of the cycle is primarily based on the expected period over which the educational programs and titles will generate cash flows, and also takes account of the time it takes to produce the educational programs. The pre-publication assets are amortized from the date of first delivery of the program. The normal operating cycle commences when pre-publication activity starts and typically ends 5 years after the date of first delivery for the School, Higher Education and Professional segments, and 4 years after the date of first delivery for the Penguin segment.”
2006 Reporting Timetable
As noted in its previous response, the Company currently intends to file its Form 20-F for the year ended December 31, 2006 on April 26, 2007. In this context, the Company respectfully requests confirmation that there are no unresolved Staff comments in advance of that date.
     In connection with our response to your comments, the Company acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and
•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions or comments regarding our responses, please call the undersigned at 011-44-207-010-2341 (fax 011-44-207-010-6602), or Howard Kenny of Morgan, Lewis & Bockius LLP (our external legal counsel) at (212)-309-6843.
Very truly yours,
     /s/ Robin Freestone, Esq.
cc: Jeff Jaramillo, Division of Corporation Finance
cc: Morgan, Lewis & Bockius LLP
cc: PricewaterhouseCoopers LLP

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